

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States



Randers, 10 November 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 37/2005 of 10 November 2005
  "Date for publication and presentation of quarterly information"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 10 November 2005
Stock exchange announcement No. 37/2005

Date for publication and presentation of quarterly information

The Vestas Group expects to publish quarterly information (third Quarter 2005) regarding the market situation etc. on Thursday, 24 November 2005.

In connection with the publication of the quarterly information, Vestas will host an information meeting for investors, analysts and the press at the Danish Design Center, H. C. Andersens Boulevard 27, DK-Copenhagen V on Thursday, 24 November 2005 at 3 p.m. (CET). The information meeting will be held in English and transmitted on the Internet. The transmission can be followed directly via Vestas' website www.vestas.com and the Copenhagen Stock Exchange A/S' website www.cse.dk with the possibility of simultaneous translation into Danish.

It will be possible to attend the information meeting via telephone conference. Interested parties from Denmark, who wish to ask questions during the meeting, may call tel. +45 7026 5040, interested parties from the rest of Europe may call tel. +44 207 769 6432, and interested parties from the US may call tel. +1 877 204 0753.

After the meeting, a replay will be available on Vestas' website www.vestas.com.

For the arrangement in Copenhagen please register with Lene Dorby, Vestas Wind Systems A/S, tel. +45 9730 5101 or by e-mail: LDO@vestas.com.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097



Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Randers, 11 November 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 38/2005 of 11 November 2005
  "Election of company representative for the Board of Directors of Vestas Wind Systems A/S"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

82-34884



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 11 November 2005
Stock exchange announcement No. 38/2005

Election of company employee representative for the Board of Directors of Vestas Wind Systems A/S

Due to the restructuring of the Vestas Group, the employees of Vestas Wind Systems A/S have held by-election for representation in the Board of Directors according to the current Danish law on company representation.

As of today, Jesper Søndermark has resigned from the Board of Directors of Vestas Wind Systems A/S and he will be substituted by the following employee:

Joins the BoD as	Job/position	Name	Place of employment
Company representative	Project assistant	Sussie Dvinge Agerbo	Vestas Wind Systems A/S Technology R&D, Ringkøbing

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117007